EXHIBIT 99.1

B2Gold Reports Q3 2023 Results; 2023 Total Gold Production Guidance Reiterated; Full-Year Cash Operating Costs Forecast to be Below Guidance Range and Full-Year All-In Sustaining Costs Forecast to be at the Low End of Guidance Range

VANCOUVER, British Columbia, Nov. 08, 2023 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) announces its operational and financial results for the third quarter of 2023. All dollar figures are in United States dollars unless otherwise indicated.

2023 Third Quarter Highlights

  Total gold production of 242,838 ounces in Q3 2023, expected to increase in Q4 2023: Total gold production in Q3 2023 was 242,838 ounces, including 17,786 ounces of attributable production from Calibre Mining Corp. (“Calibre”). The Masbate and Otjikoto mines exceeded their expected production, which was offset by lower than expected production from the Fekola Mine due to slightly lower grade recovery and lower mill feed grade stemming from ore production delays out of Phase 6 of the Fekola pit following an intense precipitation event. Mining of the higher grade ore in Fekola Phase 6 resumed in October 2023 and fourth quarter of 2023 Fekola Mine production is expected to be significantly higher. All B2Gold operations are on track to meet or exceed annual production guidance ranges.

  Total consolidated cash operating costs of $706 per gold ounce sold in Q3 2023: Total consolidated cash operating costs (see “Non-IFRS Measures”) (including estimated attributable results for Calibre) of $706 per gold ounce sold during the third quarter with consolidated cash operating costs from the Company’s three operating mines of $689 per gold ounce sold. Year-to-date total consolidated cash operating costs of $637 per gold ounce sold remain well below the annual guidance range.

  Total consolidated all-in sustaining costs of $1,272 per gold ounce sold in Q3 2023: Total consolidated all-in sustaining costs (see “Non-IFRS Measures”) (including estimated attributable results for Calibre) of $1,272 per gold ounce sold during the third quarter. Year-to-date total consolidated all-in sustaining costs of $1,182 remain below the annual guidance range.

  Tracking well to 2023 total production and cost guidance: For full-year 2023, the Company's total gold production is forecast to be between 1,000,000 and 1,080,000 ounces (including 60,000 to 70,000 attributable ounces from Calibre). The Company's total consolidated cash operating costs for the year (including estimated attributable results for Calibre) are forecast to be slightly below the guidance range of $670 and $730 per ounce and total consolidated all-in sustaining costs (including estimated attributable results for Calibre) are forecast to be at the low end of the guidance range of between $1,195 and $1,255 per ounce.

  Attributable net loss of $0.03 per share; Adjusted attributable net income of $0.05 per share in Q3 2023: Net loss attributable to the shareholders of the Company in Q3 2023 of $43.0 million ($0.03 per share), primarily related to the $112 million non-cash impairment on the Gramalote Project as a result of the Company’s acquisition from AngloGold Ashanti Limited (“AngloGold”) of the remaining 50% interest in the project; adjusted net income (see “Non-IFRS Measures”) attributable to the shareholders of the Company was $65 million ($0.05 per share).

  Operating cash flow before working capital adjustments of $191 million in Q3 2023: Cash flow provided by operating activities before working capital adjustments was $191 million in the third quarter of 2023.

  Robust financial position: At September 30, 2023, the Company had cash and cash equivalents of $310 million, working capital (defined as current assets less current liabilities) of $383 million, and minimal debt consisting of only equipment loans and lease obligations.

  Q3 2023 dividend of $0.04 per share declared: The Company remains in a strong net positive cash position and paid a third quarter dividend of $0.04 per common share on September 29, 2023 (annualized rate of $0.16 per common share). Dividends paid totalled $45 million in the third quarter.

  Goose Project construction on budget and on track for first gold pour in Q1 2025: In the third quarter of 2023, the Company completed Phase 1 camp construction and the earthworks required to extend the airstrip. The first concrete pour was completed in July with concrete and steel work in the mill area progressing ahead of schedule. Erection of the structural steel for the mill area, power house and truck shop is well underway, and cladding of the mill area is underway. The 2023 sealift was completed successfully in mid-October, unloading all planned material sealift materials required for the successful construction, commissioning and mining of the Goose Project.

  Consolidated the Gramalote Project by acquiring AngloGold's 50% interest: On September 18, 2023, the Company announced it had entered into a purchase agreement with AngloGold to acquire AngloGold's 50% interest in the Gramalote Project located in the Department of Antioquia, Colombia. B2Gold now owns 100% of the Gramalote Project. B2Gold's in-house projects team has commenced work on various smaller scale project development plans, with the goal of identifying a higher-return project than the previously contemplated joint venture development plan.

Third Quarter 2023 Results

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022

Gold revenue ($ in thousands)	477,888	392,554	1,422,298	1,140,122
Net (loss) income ($ in thousands)	(34,770)	(21,234)	158,984	110,255
(Loss) earnings per share – basic(1) ($/ share)	(0.03)	(0.02)	0.10	0.09
(Loss) earnings per share – diluted(1) ($/ share)	(0.03)	(0.02)	0.10	0.09
Cash provided by operating activities ($ thousands)	110,204	93,118	509,010	325,307
Average realized gold price ($/ ounce)	1,920	1,711	1,929	1,810
Adjusted net income(1)(2) ($ in thousands)	64,840	31,996	256,506	142,340
Adjusted earnings per share(1)(2) – basic ($)	0.05	0.03	0.21	0.13
Consolidated operations results:
Gold sold (ounces)	248,889	229,400	737,139	629,800
Gold produced (ounces)	225,052	214,903	721,732	620,234
Cash operating costs(2) ($/ gold ounce sold)	689	810	613	741
Cash operating costs(2) ($/ gold ounce produced)	741	798	638	749
Total cash costs(2) ($/ gold ounce sold)	827	926	752	862
All-in sustaining costs(2) ($/ gold ounce sold)	1,273	1,154	1,177	1,100
Operations results including equity investment in Calibre:
Gold sold (ounces)	266,616	241,558	787,805	669,776
Gold produced (ounces)	242,838	227,016	772,395	660,004
Cash operating costs(2) ($/ gold ounce sold)	706	824	637	760
Cash operating costs(2) ($/ gold ounce produced)	755	815	661	767
Total cash costs(2) ($/ gold ounce sold)	840	939	772	878
All-in sustaining costs(2) ($/ gold ounce sold)	1,272	1,169	1,182	1,108

(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Liquidity and Capital Resources

B2Gold continues to maintain a strong financial position and liquidity. At September 30, 2023, the Company had cash and cash equivalents of $310 million (December 31, 2022 - $652 million) and working capital (defined as current assets less current liabilities) of $383 million (December 31, 2022 - $802 million). At September 30, 2023, the full amount of the Company's $700 million revolving credit facility (“RCF”) was undrawn and available. Subsequent to the end of the third quarter of 2023, the Company completed a drawdown of $50 million, leaving $650 million available for draw on its $700 million RCF.

Third Quarter 2023 Dividend

On September 5, 2023, B2Gold’s Board of Directors (the “Board”) declared a cash dividend for the third quarter of 2023 of $0.04 per common share (or an expected $0.16 per share on an annualized basis), paid on September 29, 2023. The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

In the third quarter of 2023, the Company implemented a Dividend Reinvestment Plan (the “DRIP”). The DRIP provides B2Gold shareholders residing in Canada and the United States with the opportunity to have the cash dividends declared on all or some of their common shares automatically reinvested into additional common shares of the Company (the “Reinvestment Shares”) on an ongoing basis. Participation in the DRIP is optional and will not affect shareholders' cash dividends unless they elect to participate in the DRIP. Dividends are only payable as and when declared by the Company's Board of Directors. The benefits of enrolling in the DRIP include the convenience of automatic reinvestment of dividends into Reinvestment Shares; flexibility to enroll some or all common shares in the DRIP; and ability to acquire Reinvestment Shares without paying any brokerage fees. Participants in the DRIP will acquire Reinvestment Shares from the Company's treasury at a price equal to the volume weighted average price of the Company's common shares on the Toronto Stock Exchange for the five consecutive trading days immediately preceding a dividend payment date, subject to a possible discount, in the Company's sole discretion, of up to 5%. For the dividend declared on September 5, 2023, a discount of 3% was offered.

Operations

Fekola Mine - Mali

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022

Gold revenue ($ in thousands)	292,375	230,023	888,272	652,361
Gold sold (ounces)	152,239	135,150	460,139	361,800
Average realized gold price ($/ ounce)	1,921	1,702	1,930	1,803
Tonnes of ore milled	2,392,829	2,285,423	6,988,763	6,906,172
Grade (grams/ tonne)	1.82	1.90	2.17	1.72
Recovery (%)	92.1	93.1	91.9	92.9
Gold production (ounces)	128,942	129,933	447,233	354,647
Cash operating costs(1) ($/ gold ounce sold)	613	694	544	667
Cash operating costs(1) ($/ gold ounce produced)	688	728	561	667
Total cash costs(1) ($/ gold ounce sold)	773	829	706	809
All-in sustaining costs(1) ($/ gold ounce sold)	1,261	978	1,125	971
Capital expenditures ($ in thousands)	83,166	20,353	211,112	68,779
Exploration ($ in thousands)	—	3,392	1,706	13,848

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) produced 128,942 ounces in the third quarter, lower than expected due to slightly lower gold recovery and lower mill feed grade. The lower than expected mill feed grade stemmed from ore production delays out of Phase 6 of the Fekola pit, following an intense precipitation event that rendered high grade ore at the bottom of the pit temporarily inaccessible with the result that mill feed was supplemented by unbudgeted low grade stockpile material. Mining of the higher grade ore in Fekola Phase 6 resumed in October 2023 and fourth quarter production at the Fekola Mine is expected to be significantly higher with total production expected to be at the lower end of the guidance range of between 580,000 and 610,000 ounces. For the third quarter of 2023, mill feed grade was 1.82 grams per tonne (“g/t”), mill throughput was 2.39 million tonnes, and gold recovery averaged 92.1%.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the third quarter of 2023 were $688 per ounce produced ($613 per gold ounce sold). Cash operating costs per ounce produced for the third quarter of 2023 were slightly higher than expected as a result of the lower than anticipated gold production.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2023 for the Fekola Mine were $1,261 per gold ounce sold. All-in sustaining costs were slightly higher than expected as a result of higher than anticipated sustaining capital expenditures carried over from prior periods and new sustaining capital expenditure projects approved in 2023. Sustaining capital expenditures for 2023 are forecast to be approximately $50 million higher than guidance and include $11 million for solar plant expansion costs, and new mobile fleet and capital rebuild costs of approximately $35 million. The higher sustaining capital costs have been partially offset by $35 million in lower non-sustaining capital costs for Fekola Regional and Fekola underground development, which is now expected to be completed by the first quarter of 2025.

Capital expenditures in the third quarter of 2023 totalled $83 million primarily consisting of $26 million for mobile equipment purchases and rebuilds, $20 million for deferred stripping, $10 million for Fekola underground development, $10 million for the tailings facility raise project and $7 million for solar plant expansion.

The low-cost Fekola Complex in Mali includes both the Fekola Mine and Fekola Regional. At the Fekola Mine, ore will continue to be mined from the Fekola and Cardinal pits including mining of higher grade Fekola Phase 6 ore in the fourth quarter of 2023. Receipt of an exploitation license for the Bantako North permit area remains outstanding pending finalization of an implementation decree for the new 2023 Mining Code by the State of Mali. As a result, no production is forecast from Fekola Regional in 2023 (budgeted production was 18,000 ounces). Production from the Fekola and Cardinal pits has been accelerated to offset the delayed saprolite ore production from the Bantako North permit, and production guidance of between 580,000 and 610,000 ounces for the Fekola Complex for 2023 remains unchanged with total production expected to be at the lower end of the range. The new 2023 Mining Code is not expected to impact the matters that have been stabilized for the Fekola Mine operations under the existing Fekola mining convention entered into under the 2012 Mining Code, and the impact of a new 2023 Mining Code on the Fekola Regional licenses is still under review by the Company, pending issuance of a final implementation decree by the State of Mali. Fekola Complex cash operating costs are expected to be within the original guidance range of between $565 and $625 per ounce produced. As a result of the expected sustaining capital expenditure increases for the year, the Fekola Complex all-in sustaining cost guidance range is now expected to be between $1,175 and $1,235 per ounce sold (original guidance range of between $1,085 and $1,145 per ounce sold).

Masbate Mine – The Philippines

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022

Gold revenue ($ in thousands)	97,556	107,936	265,839	290,704
Gold sold (ounces)	50,950	62,600	137,300	160,150
Average realized gold price ($/ ounce)	1,915	1,724	1,936	1,815
Tonnes of ore milled	2,155,170	1,888,722	6,224,572	5,885,163
Grade (grams/ tonne)	1.01	1.10	0.99	1.12
Recovery (%)	73.0	74.7	73.6	77.1
Gold production (ounces)	51,170	49,902	147,012	164,041
Cash operating costs(1) ($/ gold ounce sold)	865	879	854	815
Cash operating costs(1) ($/ gold ounce produced)	834	867	844	801
Total cash costs(1) ($/ gold ounce sold)	993	977	979	922
All-in sustaining costs(1) ($/ gold ounce sold)	1,124	1,110	1,152	1,076
Capital expenditures ($ in thousands)	5,896	10,158	20,947	29,908
Exploration ($ in thousands)	774	696	2,741	3,111

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines had a strong third quarter of 2023 gold production of 51,170 ounces, above expectations, as a result of improved ore grade and higher mill throughput. For the third quarter of 2023, mill feed grade was 1.01 g/t gold, mill throughput was 2.16 million tonnes, and gold recovery averaged 73.0%.

The Masbate Mine's cash operating costs (refer to “Non-IFRS Measures”) for the third quarter of 2023 were $834 per ounce produced ($865 per gold ounce sold). Cash operating costs per ounce produced for the third quarter of 2023 were lower than expected as a result of higher than anticipated gold production, and lower than anticipated mining and processing costs resulting from lower than expected diesel and heavy fuel oil costs.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2023 were $1,124 per ounce sold. All-in sustaining costs for the third quarter of 2023 were lower than expected as a result of lower than anticipated cash operating costs, lower than anticipated sustaining capital expenditures and higher than expected gold ounces sold. The lower than expected sustaining capital expenditures were mainly a result of $4 million budgeted deferred stripping costs that are now expected to be a permanent saving in 2023.

Capital expenditures in the third quarter of 2023 totalled $6 million, primarily consisting of $3 million for mobile equipment purchases and rebuilds and $1 million for deferred stripping.

The Masbate Mine in the Philippines is expected to produce towards or above the higher end of its guidance range of between 170,000 and 190,000 ounces of gold in 2023. For the first nine months of 2023, Masbate's cash operating costs per ounce and all-in sustaining costs per ounce were below expectations mainly due to lower fuel costs. Masbate's cash operating costs per ounce for 2023 are now expected to be between $855 and $915 per ounce (original guidance range of between $985 and $1,045 per ounce) and all-in sustaining costs are now expected to be between $1,155 and $1,215 per ounce (original guidance range of between $1,370 and $1,430 per ounce).

Otjikoto Mine - Namibia

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022

Gold revenue ($ in thousands)	87,957	54,595	268,187	197,057
Gold sold (ounces)	45,700	31,650	139,700	107,850
Average realized gold price ($/ ounce)	1,925	1,725	1,920	1,827
Tonnes of ore milled	855,740	877,249	2,554,747	2,573,360
Grade (grams/ tonne)	1.66	1.27	1.57	1.25
Recovery (%)	98.4	98.0	98.6	98.3
Gold production (ounces)	44,940	35,068	127,487	101,546
Cash operating costs(1) ($/ gold ounce sold)	744	1,165	603	881
Cash operating costs(1) ($/ gold ounce produced)	785	958	671	948
Total cash costs(1) ($/ gold ounce sold)	820	1,234	680	954
All-in sustaining costs(1) ($/ gold ounce sold)	1,178	1,625	1,074	1,247
Capital expenditures ($ in thousands)	13,290	20,292	46,266	59,575
Exploration ($ in thousands)	963	896	2,453	2,275

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, performed well during the third quarter of 2023, producing 44,940 ounces of gold, mainly due to improved processed grade as a result of high-grade ore mined from the Wolfshag underground mine. For the third quarter of 2023, mill feed grade was 1.66 g/t, mill throughput was 0.86 million tonnes, and gold recovery averaged 98.4%.

Production from the Wolfshag underground mine remained consistent during the third quarter of 2023, averaging over 1,259 tonnes per day at an average grade of 5.55 g/t. Otjikoto pit Phase 5 mine production volumes for the third quarter of 2023 were temporarily reduced due to a minor slope failure that resulted in haulage restrictions caused by a redesign of the main haulage ramp. The ramp has been reconstructed with no expected impact on the full-year budgeted 2023 gold production. As of the beginning of 2023, the Probable Mineral Reserve estimate for the Wolfshag deposit includes 203,000 ounces of gold in 1.1 million tonnes of ore at an average grade of 5.55 g/t gold. Open pit mining operations at the Otjikoto Mine are scheduled to ramp down in 2024 and conclude in 2025, while processing operations will continue until 2031, when economically viable stockpiles are forecast to be exhausted. Underground operations are currently projected to continue until 2026 with potential to extend underground operations if the ongoing underground exploration program is successful in identifying more underground mineral deposits.

Cash operating costs (refer to “Non-IFRS Measures”) for the third quarter of 2023 were $785 per gold ounce produced ($744 per ounce gold sold). Cash operating costs per ounce produced for the third quarter of 2023 were lower than expected as a result of higher production and a weaker Namibian dollar. Lower diesel fuel costs also contributed to the lower than anticipated cash operating costs per ounce produced.

All-in sustaining costs for the third quarter of 2023 were $1,178 per gold ounce sold. All-in sustaining costs for the third quarter of 2023 were lower than expected as a result of lower than anticipated cash operating costs, higher than anticipated gold ounces sold and lower than anticipated sustaining capital expenditures primarily related to the timing of deferred stripping and underground development.

Capital expenditures for the third quarter of 2023 totalled $13 million, consisting of $9 million for deferred stripping in the Otjikoto pit and $3 million for Wolfshag underground mine development.

The Otjikoto Mine in Namibia is expected to produce between 190,000 and 210,000 ounces of gold in 2023. For the first nine months of 2023, Otjikoto's cash operating costs per ounce and all-in sustaining costs per ounce were below expectations due to a weaker Namibian dollar. Otjikoto's cash operating costs per ounce for 2023 are now expected to be between $545 and $605 per ounce (original guidance range of between $590 and $650 per ounce) and all-in sustaining costs are now expected to be between $950 and $1,010 per ounce (original guidance range of between $1,080 and $1,140 per ounce).

Goose Project Development and Exploration

On April 19, 2023, the Company completed the acquisition of Sabina Gold & Silver ("Sabina"), resulting in the Company acquiring Sabina's 100% owned Back River Gold District located in Nunavut, Canada by issuing approximately 216 million common shares of B2Gold as consideration. The Back River Gold District consists of five mineral claims blocks along an 80 kilometer belt. Construction is underway at the most advanced project in the district, the Goose Project, and is on schedule for first gold pour in the first quarter of 2025.

On June 23, 2023, the Company announced an initial capital expenditure estimate of C$800 million, which was in line with B2Gold expectations since the Sabina acquisition announcement and reflects scope changes to further optimize the Goose Project. B2Gold has updated the construction budget to de-risk the project and construct a reliable and low operating cost mine for the arctic. In addition, the Company has made the decision to accelerate underground mining development to increase annual gold production over the first five years of the mine plan, which entails mining of the complete Umwelt crown pillar. The cost to accelerate underground mining is estimated at an additional C$90 million for a total project expenditure of C$890 million of which Sabina had incurred approximately C$340 million up to April 2023, leaving approximately C$550 million (approximately $418 million) expected to be spent by B2Gold from the date of acquisition and up to completion of construction in the first quarter of 2025. In the third quarter of 2023 and post-acquisition to September 30, 2023, the Company incurred $88 million and $157 million, respectively for construction activities at the Goose Project.

In addition, B2Gold will undertake a buildup of working capital over the Goose Project construction period up to the first quarter of 2025 in order to materially de-risk the execution of the production ramp-up phase. Areas of focus for working capital include; accelerated purchase and additional storage of diesel fuel to manage the requirements of operations in 2025; critical inventory of consumables and spares required for mining and processing to avoid the requirement for air transport; and development of open pit and underground ore stockpiles to provide a consistent and uninterrupted feed to the process plant. In the third quarter of 2023, $41 million of consumables inventory costs were incurred, including long-term consumables of $30 million.

Goose Project Infrastructure

Marine Laydown Area

Following the acquisition of Sabina, the Marine Laydown Area (the "MLA") located on Bathurst Inlet, Nunavut was reorganized to maximize space for the 2023 sealift. Additionally, the fuel tank containment area at the MLA was enlarged to facilitate increased storage. The MLA has an approximately 70 person camp, a 3,000 foot gravel airstrip and heliport, and over 65,000 square meters of outdoor storage area. The purchasing of materials and supplies needed to support the 2024 construction campaign has been completed and all materials provided to the ports for the 2023 sealift, which was successfully completed in mid-October 2023 with a total shipping volume of 90,000 cubic meters of dry cargo and 24,000,000 liters of arctic grade diesel fuel. This includes all planned material sealift materials required for the successful construction, commissioning and mining of the Goose Project. Current activities at the MLA include maintenance and preparation of the winter ice road ("WIR") construction and haulage fleet and staging all materials for shipment on the WIR to the Goose Project site. Additional materials identified will need to be flown to site on an as-needed basis.

Accommodation Complex

Phase 1 of the accommodation complex opened in July 2023, including sleeping quarters, office area, medical center, gymnasium, kitchens and water treatment. Phase 1 of the accommodation complex includes 310 beds at the permanent site location, which together with the 160 beds located at the existing exploration camp, provide the necessary accommodations to support accelerated construction, mining and exploration activities to ensure an on-time project completion. Phase 2 of the accommodation complex will further expand the permanent camp. Phase 2 materials are at the MLA and are ready for transport to the Goose Project site and will be integrated into the complex prior to the 2024 summer construction season.

Concrete and Steel Work

Concrete and steel work in the mill area are progressing ahead of schedule. The first concrete pour was completed in July 2023, with approximately 40% of the 2023 concrete foundations and pads complete within the mill area, powerhouse and truck shop as of September 30, 2023. Over 2,000,000 kilograms of structural steel and approximately 500,000 kilograms of plate steel has arrived at site. Erection of the structural steel for the mill area, power house and truck shop is well underway, and cladding of the mill area has begun. Enclosure of these buildings will allow for work to continue through the colder months and remain on schedule. Additionally, it is expected that the ball mill will be set in place in December 2023, ahead of schedule, allowing the focus for the start of 2024 to shift to piping and mechanical systems. Progress to date has considerably de-risked the Goose Project.

Winter Ice Road

The 163 kilometer WIR between the MLA and the Goose Project will operate between February and the end of April, depending on temperatures. In 2023, over 800 loads were completed along the WIR. Work on the 2024 WIR is expected to start in December 2023. WIR construction will begin from the middle and work outwards in each direction, allowing for completion of the majority of the road before the sea ice freezes, as the sea ice freezes last. This construction strategy should enable the WIR to be completed earlier than in prior seasons.

Airstrip

Earthworks necessary to extend the airstrip were completed in September 2023. The extension of the airstrip to 5,000 feet allows large capacity, fully loaded passenger planes to land at the Goose Project during the 2024 construction campaign. B2Gold expects that this will make employee and contractor rotations and supplying the site from Edmonton significantly easier and will further de-risk the project.

The Company believes that the Back River Gold District includes significant untapped exploration potential across the 80 kilometer belt. To accelerate pursuing this potential, in the second quarter, B2Gold approved a $20 million exploration budget for the balance of 2023 to complete approximately 25,000 meters of drilling. The $20 million budget is significantly higher than historical annual exploration expenditures. Drilling has been and will continue to be focused in proximity to existing deposits at the Goose Project, as well as following up on regional targets identified at the George, Boulder, Boot and Del projects.

Fekola Complex Regional Development and Exploration

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal pits and Fekola underground) and Fekola Regional (Anaconda Area (Bantako, Menankoto and Bakolobi permits) and the Dandoko permit).

Based on B2Gold's preliminary planning, the Anaconda Area could provide selective higher grade saprolite material (average annual grade of up to 2.2 g/t gold) to be trucked approximately 20 km and fed into the Fekola mill at a rate of up to 1.5 million tonnes per annum. Trucking of selective higher grade saprolite material from the Anaconda Area to the Fekola mill will increase the ore processed and has the potential to generate approximately 80,000 to 100,000 ounces of initial gold production per year from Fekola Regional sources (Fekola Regional Phase I). Receipt of an exploitation license for the Bantako North permit area remains outstanding pending finalization of an implementation decree for the new 2023 Mining Code by the State of Mali. As a result, no production is forecast from Fekola Regional in 2023 (budgeted production was 18,000 ounces). The new 2023 Mining Code is not expected to impact the matters that have been stabilized for the Fekola Mine operations under the existing Fekola mining convention entered into under the 2012 Mining Code, and the impact of a new 2023 Mining Code on the Fekola Regional licenses is still under review by the Company, pending issuance of a final implementation decree by the State of Mali.

In the third quarter of 2023 and the first nine months of 2023, the Company invested $17 million and $46 million, respectively, in the development of Fekola Regional (Anaconda Area) saprolite mining including road construction, mine infrastructure and mining equipment. For 2023, the Company has budgeted a total of $63 million for Fekola Regional development. The haul road from Bantako North to Fekola is operational and construction of the haul roads and mining infrastructure (warehouse, workshop, fuel depot and offices) is on schedule and will be completed in the fourth quarter of 2023. Mining operations will commence upon receipt of mining permits, with gold production approximately three months after commencement. For 2023, the Company expects to be below budget on the Fekola Regional development by approximately $12 million.

Preliminary results of a Fekola Complex optimization study indicate that there is an opportunity to either (1) extend the processing life of the Fekola mill, or (2) increase gold production through the construction of a new oxide processing plant. The Company is progressing an engineering study to be released in the first quarter of 2024 that will outline the two development options to process gold from Fekola Regional. In addition, Fekola Complex optimization work continues to maximize project value from all the various oxide and sulphide materials sources including the Fekola Pit, Fekola Underground, Cardinal Pit and the Bantako North, Menankoto, Bakolobi and Dandoko permits. Extending the oxide and sulphide processing life of the Fekola mill or construction of a new oxide processing plant is subject to delineation of additional mineral resources and development, completion of feasibility studies and the receipt of all necessary regulatory approvals and permits.

Gramalote Project Development

On September 14, 2023, the Company entered into a purchase agreement with AngloGold to acquire AngloGold's 50% interest in the Gramalote Project. Upon completion of the Gramalote Transaction, which occurred on October 5, 2023, B2Gold now owns 100% of the Gramalote Project.

B2Gold's in-house projects team has commenced work on various smaller scale project development plans, with the goal of identifying a higher-return project than the previously contemplated joint venture development plan. Based on the results of the 2022 Gramalote feasibility study, the contemplated larger scale project did not meet the combined investment return thresholds for development by both B2Gold and AngloGold. B2Gold plans to commence a detailed review of the Gramalote Project, including the facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a smaller scale project. The results of the review will allow the Company to determine the optimal parameters and assumptions for a formal study, to commence in the fourth quarter of 2023, with the goal of completing an initial assessment by the second quarter of 2024.

Outlook

Based on a strong operational and financial first nine months of 2023, B2Gold is on track to meet its annual total gold production forecast of between 1,000,000 and 1,080,000 ounces (including 60,000 to 70,000 attributable ounces from Calibre) with total consolidated cash operating costs for the year (including estimated attributable results from Calibre) now forecast to be slightly below the original guidance range of between $670 and $730 per ounce and total consolidated all-in sustaining costs (including estimated attributable results for Calibre) are forecast to be at the low end of the original guidance range of between $1,195 and 1,255 per ounce.

In April 2023, the Company completed the acquisition of Sabina resulting in B2Gold acquiring Sabina’s 100% owned Back River Gold District located in Nunavut, Canada. The Back River Gold District consists of five mineral claims blocks along an 80 kilometer belt. The most advanced project in the district, Goose, is fully permitted, under construction, and has been de-risked with significant infrastructure currently in place. The Goose Project has an estimated two year construction period, which is expected to be completed in the first quarter of 2025. In addition, B2Gold believes there is significant untapped exploration potential across the 80 kilometer belt. B2Gold’s management team has strong northern construction expertise and experience to deliver the fully permitted Goose Project and the financial resources to develop the significant gold resource endowment at the Back River Gold District into a large, long life mining complex.

In Mali, preliminary results of a Fekola Complex optimization study indicate that there is an opportunity to either (1) extend the processing life of the Fekola mill, or (2) increase gold production through the construction of a new oxide processing plant. The Company is progressing an engineering study to be released in the first quarter of 2024 that will outline the two development options to process gold from Fekola Regional. In addition, Fekola Complex optimization work continues to maximize project value from all the various oxide and sulphide material sources including the Fekola Pit, Fekola Underground, Cardinal Pit and the Bantako North, Menankoto, Bakolobi and Dandoko permits. Extending the oxide and sulphide processing life of the Fekola mill or construction of a new oxide processing plant is subject to delineation of additional mineral resources and development, completion of feasibility studies, and the receipt of all necessary regulatory approvals and permits.

Due to the Company's strong financial position and available liquidity, strong operating results and cash flows and the current higher gold price environment, B2Gold’s quarterly dividend rate is expected to be maintained at $0.04 per common share (or an annualized rate of $0.16 per common share), which represents one of the highest dividend yields in the gold sector.

B2Gold is conducting another aggressive exploration campaign in 2023 with a budget of approximately $84 million (including $20 million at the recently acquired Back River Gold District) with a significant proportion allocated to growth exploration expenditures to support the next phase of organic growth across the portfolio.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of development and exploration projects, evaluate new exploration, development and production opportunities and continue to pay an industry leading dividend yield.

Appointment of Kelvin Dushnisky as Chair of the Board of Directors of B2Gold

Following his election as a director of B2Gold on June 23, 2023, Kelvin Dushnisky was appointed as Chair of the Board of Directors of the Company. Mr. Dushnisky served as Chief Executive Officer and a member of the Board of Directors of AngloGold from 2018 to 2020. There he led the execution of the organization's strategic priorities and oversaw a global portfolio of mining operations and projects in Africa, South America and Australia, along with exploration interests and investments in Canada and the USA. Prior to AngloGold, Mr. Dushnisky had a sixteen-year career with Barrick Gold Corporation, ultimately as its President and a member of the Barrick Board of Directors. Prior to Barrick, Mr. Dushnisky held senior executive and board positions with a number of private and listed companies.

Third Quarter 2023 Financial Results - Conference Call Details

B2Gold executives will host a conference call to discuss the results on Thursday, November 9, 2023, at 10:00 am PT / 1:00 pm ET. Participants may dial in using the numbers below:

  Toll-free in U.S. and Canada: +1 (800) 319-4610
  All other callers: +1 (604) 638-5340

The conference call will be available for playback for two weeks by dialing toll-free in the U.S. and Canada: +1 (800) 319-6413, replay access code 0474. All other callers: +1 (604) 638-9010, replay access code 0474.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, a mine under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland. B2Gold forecasts total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023.

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Brian Scott, P. Geo., Vice President, Geology & Technical Services, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald	Cherry De Geer
VP, Investor Relations & Corporate Development	Director, Corporate Communications
+1 604-681-8371	+1 604-681-8371
investor@b2gold.com	investor@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 16, 2023 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operating and financial performance for 2023; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2023; total consolidated gold production of between 1,000,000 and 1,080,000 (including 60,000 to 70,000 attributable ounces from Calibre) ounces in 2023, with cash operating costs at or below a range of $670 and $730 per ounce and AISC of between $1,195 and $1,255 per ounce;B2Gold’s continued prioritization of developing the Goose Project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Project capital cost being approximately C$800 million, and total capital expenditures including the accelerated underground development costs being C$890 million; the capital cost to complete the Goose Project being approximately C$550 million; the Goose Project producing more than 300,000 ounces of gold per year for the first five years and the Umwelt crown pillar containing over 150,000 ounces of gold; the Company’s consolidated gold production to be relatively consistent throughout 2023 with the exception of the Otjikoto Mine, where it will be weighted 60% to the second half of the year; the Company’s total capitalized stripping expenditures moderating in 2024; the potential for Fekola Regional (Anaconda Area) to provide saprolite material to feed the Fekola mill; the timing and results of a study for the Fekola Regional (Anaconda Area) to review the project economics of a stand-alone oxide mill; the impact of any new mining code in Mali; the potential for first gold production in the first quarter of 2025 from the Goose Project; the potential payment of any future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share of Calibre's production.;;; All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained or referenced in this news release may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended Sept. 30, 2023	For the three months ended Sept. 30, 2022	For the nine months ended Sept. 30, 2023	For the nine months ended Sept. 30, 2022

Gold revenue	$477,888	$392,554	$1,422,298	$1,140,122

Cost of sales
Production costs	(171,425)	(185,704)	(451,791)	(466,967)
Depreciation and depletion	(101,568)	(94,207)	(293,388)	(253,344)
Royalties and production taxes	(34,389)	(26,644)	(102,661)	(76,235)
Total cost of sales	(307,382)	(306,555)	(847,840)	(796,546)

Gross profit	170,506	85,999	574,458	343,576

General and administrative	(13,064)	(10,384)	(41,170)	(33,761)
Share-based payments	(4,289)	(5,808)	(15,734)	(18,253)
(Impairment) reversal of impairment of long-lived assets	(111,597)	—	(116,482)	909
Write-down of mineral property interests	(565)	(3,927)	(17,022)	(7,085)
Share of net income of associate	5,561	2,080	17,549	8,991
Restructuring charges	(5,071)	—	(12,151)	—
Foreign exchange losses	(11,739)	(7,982)	(14,588)	(16,439)
Community relations	(1,158)	(873)	(3,883)	(1,945)
Loss on sale of mineral property	—	(2,804)	—	(2,804)
Other expense	(1,061)	(1,776)	(8,396)	(2,746)
Operating income	27,523	54,525	362,581	270,443

Interest and financing expense	(3,190)	(2,709)	(9,032)	(7,983)
Interest income	3,887	3,168	15,741	7,796
Change in fair value of gold stream	7,600	—	6,500	—
Gains (losses) on derivative instruments	5,667	(8,751)	6,092	18,297
Other income (expense)	(951)	453	(5,069)	6,513
Income from operations before taxes	40,536	46,686	376,813	295,066

Current income tax, withholding and other taxes	(68,210)	(32,520)	(216,155)	(140,315)
Deferred income tax expense	(7,096)	(35,400)	(1,674)	(44,496)
Net (loss) income for the period	$(34,770)	$(21,234)	$158,984	$110,255

Attributable to:
Shareholders of the Company	$(43,070)	$(23,410)	$123,321	$95,117
Non-controlling interests	8,300	2,176	35,663	15,138
Net (loss) income for the period	$(34,770)	$(21,234)	$158,984	$110,255

(Loss) earnings per share (attributable to shareholders of the Company)
Basic	$(0.03)	$(0.02)	$0.10	$0.09
Diluted	$(0.03)	$(0.02)	$0.10	$0.09

Weighted average number of common shares outstanding (in thousands)
Basic	1,297,175	1,064,301	1,208,942	1,060,826
Diluted	1,297,175	1,064,301	1,213,349	1,067,753

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Sept. 30, 2023	For the three months ended Sept. 30, 2022	For the nine months ended Sept. 30, 2023	For the nine months ended Sept. 30, 2022
Operating activities
Net (loss) income for the period	$(34,770)	$(21,234)	$158,984	$110,255
Mine restoration provisions settled	(344)	—	(923)	—
Non-cash charges, net	226,559	160,355	455,500	331,700
Changes in non-cash working capital	(28,339)	(34,362)	(7,061)	(87,833)
Changes in long-term supplies inventory	(30,407)	—	(30,407)	—
Changes in long-term value added tax receivables	(22,495)	(11,641)	(67,083)	(28,815)
Cash provided by operating activities	110,204	93,118	509,010	325,307

Financing activities
Extinguishment of gold stream and construction financing obligations	—	—	(111,819)	—
Repayment of equipment loan facilities	(3,448)	(879)	(9,913)	(12,374)
Interest and commitment fees paid	(1,343)	(725)	(3,463)	(3,049)
Cash proceeds from stock option exercises	6,486	335	12,394	12,966
Dividends paid	(45,378)	(42,949)	(140,084)	(127,695)
Principal payments on lease arrangements	(1,135)	(1,732)	(4,624)	(5,399)
Distributions to non-controlling interests	(13,601)	(23,648)	(17,881)	(27,828)
Revolving credit facility transaction costs	(3,296)	—	(3,296)	(2,401)
Other	2,434	1,788	4,021	2,518
Cash used by financing activities	(59,281)	(67,810)	(274,665)	(163,262)

Investing activities
Expenditures on mining interests:
Fekola Mine	(83,166)	(20,353)	(211,112)	(68,779)
Masbate Mine	(5,896)	(10,158)	(20,947)	(29,908)
Otjikoto Mine	(13,290)	(20,292)	(46,266)	(59,575)
Goose Project	(88,082)	—	(156,694)	—
Fekola Regional, pre-development	(16,535)	(5,154)	(46,345)	(12,083)
Gramalote Project	(854)	(4,273)	(2,568)	(12,810)
Other exploration and development	(17,770)	(16,269)	(58,313)	(45,505)
Cash acquired on acquisition of Sabina Gold & Silver Corp.	—	—	38,083	—
Transaction costs paid on acquisition of Sabina Gold & Silver Corp.	—	—	(6,672)	—
Purchase of long-term investment	(879)	—	(32,759)	—
Cash paid for purchase of non-controlling interest	—	—	(6,704)	—
Deferred consideration received	—	45,000	3,850	45,000
Cash paid on acquisition of mineral property	—	—	—	(48,258)
Cash paid on acquisition of Oklo Resources Ltd	—	(21,130)	—	(21,130)
Cash acquired on acquisition of Oklo Resources Ltd	—	1,415	—	1,415
Loan to associate	(2,453)	(5,000)	(2,453)	(5,000)
Cash paid on exercise of mineral property option	—	—	—	(7,737)
Funding of reclamation accounts	(2,189)	(954)	(4,829)	(5,052)
Other	(3,833)	1,626	(4,191)	1,268
Cash used by investing activities	(234,947)	(55,542)	(557,920)	(268,154)

Decrease in cash and cash equivalents	(184,024)	(30,234)	(323,575)	(106,109)

Effect of exchange rate changes on cash and cash equivalents	(12,614)	(7,002)	(18,802)	(17,434)
Cash and cash equivalents, beginning of period	506,207	586,692	651,946	672,999
Cash and cash equivalents, end of period	$309,569	$549,456	$309,569	$549,456

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at September 30, 2023	As at December 31, 2022
Assets
Current
Cash and cash equivalents	$309,569	$651,946
Accounts receivable, prepaids and other	32,597	28,811
Deferred consideration receivable	—	3,850
Value-added and other tax receivables	21,534	18,533
Inventories	343,628	332,031
	707,328	1,035,171

Long-term investments	78,229	31,865
Value-added tax receivables	168,306	121,323
Mining interests
Owned by subsidiaries and joint operations	3,593,868	2,274,730
Investments in associates	132,713	120,049
Long-term stockpile	55,470	48,882
Long-term stockpiles	46,855	—
Other assets	68,879	49,213
	$4,851,648	$3,681,233
Liabilities
Current
Accounts payable and accrued liabilities	$176,931	$114,791
Current income and other taxes payable	111,171	95,623
Current portion of long-term debt	15,145	15,519
Current portion of mine restoration provisions	4,622	5,545
Other current liabilities	16,804	2,138
	324,673	233,616

Long-term debt	34,309	41,709
Gold stream obligation	120,800	—
Mine restoration provisions	94,301	95,568
Deferred income taxes	184,189	182,515
Employee benefits obligation	18,729	8,121
Other long-term liabilities	8,707	7,915
	785,708	569,444
Equity
Shareholders’ equity
Share capital	3,448,404	2,487,624
Contributed surplus	80,478	78,232
Accumulated other comprehensive loss	(132,511)	(145,869)
Retained earnings	560,226	588,139
	3,956,597	3,008,126
Non-controlling interests	109,343	103,663
	4,065,940	3,111,789
	$4,851,648	$3,681,233

NON-IFRS MEASURES

Cash operating costs per gold ounce sold and total cash costs per gold ounce sold

‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	93,388	44,056	33,981	171,425	16,791	188,216
Royalties and production taxes	24,333	6,556	3,500	34,389	1,303	35,692

Total cash costs	117,721	50,612	37,481	205,814	18,094	223,908

Gold sold (ounces)	152,239	50,950	45,700	248,889	17,727	266,616

Cash operating costs per ounce ($/ gold ounce sold)	613	865	744	689	947	706

Total cash costs per ounce ($/ gold ounce sold)	773	993	820	827	1,021	840

	For the three months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	93,808	55,023	36,873	185,704	13,443	199,147
Royalties and production taxes	18,286	6,164	2,194	26,644	929	27,573

Total cash costs	112,094	61,187	39,067	212,348	14,372	226,720

Gold sold (ounces)	135,150	62,600	31,650	229,400	12,158	241,558

Cash operating costs per ounce ($/ gold ounce sold)	694	879	1,165	810	1,106	824

Total cash costs per ounce ($/ gold ounce sold)	829	977	1,234	926	1,182	939

	For the nine months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	250,294	117,219	84,278	451,791	50,371	502,162
Royalties and production taxes	74,685	17,254	10,722	102,661	3,635	106,296

Total cash costs	324,979	134,473	95,000	554,452	54,006	608,458

Gold sold (ounces)	460,139	137,300	139,700	737,139	50,666	787,805

Cash operating costs per ounce ($/ gold ounce sold)	544	854	603	613	994	637

Total cash costs per ounce ($/ gold ounce sold)	706	979	680	752	1,066	772

	For the nine months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	241,476	130,477	95,014	466,967	41,732	508,699
Royalties and production taxes	51,233	17,130	7,872	76,235	3,026	79,261

Total cash costs	292,709	147,607	102,886	543,202	44,758	587,960

Gold sold (ounces)	361,800	160,150	107,850	629,800	39,976	669,776

Cash operating costs per ounce ($/ gold ounce sold)	667	815	881	741	1,044	760

Total cash costs per ounce ($/ gold ounce sold)	809	922	954	862	1,120	878

Cash operating costs per gold ounce produced

In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	93,388	44,056	33,981	171,425	16,791	188,216
Inventory sales adjustment	(4,673)	(1,388)	1,294	(4,767)	—	(4,767)

Cash operating costs	88,715	42,668	35,275	166,658	16,791	183,449

Gold produced (ounces)	128,942	51,170	44,940	225,052	17,786	242,838

Cash operating costs per ounce ($/ gold ounce produced)	688	834	785	741	944	755

	For the three months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	93,808	55,023	36,873	185,704	13,443	199,147
Inventory sales adjustment	805	(11,773)	(3,267)	(14,235)	—	(14,235)

Cash operating costs	94,613	43,250	33,606	171,469	13,443	184,912

Gold produced (ounces)	129,933	49,902	35,068	214,903	12,113	227,016

Cash operating costs per ounce ($/ gold ounce produced)	728	867	958	798	1,110	815

	For the nine months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	250,294	117,219	84,278	451,791	50,371	502,162
Inventory sales adjustment	543	6,792	1,232	8,567	—	8,567

Cash operating costs	250,837	124,011	85,510	460,358	50,371	510,729

Gold produced (ounces)	447,233	147,012	127,487	721,732	50,663	772,395

Cash operating costs per ounce ($/ gold ounce produced)	561	844	671	638	994	661

	For the nine months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	241,476	130,477	95,014	466,967	41,732	508,699
Inventory sales adjustment	(4,877)	886	1,276	(2,715)	—	(2,715)

Cash operating costs	236,599	131,363	96,290	464,252	41,732	505,984

Gold produced (ounces)	354,647	164,041	101,546	620,234	39,770	660,004

Cash operating costs per ounce ($/ gold ounce produced)	667	801	948	749	1,049	767

All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.

Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.

B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to restricted share units/deferred share units/performance share units/restricted phantom units (“RSUs/DSUs/PSUs/RPUs”), community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.

The table below shows a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended September 30, 2023 (dollars in thousands):

	For the three months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	93,388	44,056	33,981	—	171,425	16,791	188,216
Royalties and production taxes	24,333	6,556	3,500	—	34,389	1,303	35,692
Corporate administration	2,077	623	1,269	8,961	12,930	658	13,588
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	9	—	—	4,325	4,334	—	4,334
Community relations	642	24	492	—	1,158	—	1,158
Reclamation liability accretion	381	290	286	—	957	—	957
Realized gains on derivative contracts	(1,317)	(972)	(232)	—	(2,521)	—	(2,521)
Sustaining lease expenditures	72	302	274	487	1,135	—	1,135
Sustaining capital expenditures(2)	72,454	5,617	13,290	—	91,361	3,388	94,749
Sustaining mine exploration(2)	—	774	963	—	1,737	19	1,756

Total all-in sustaining costs	192,039	57,270	53,823	13,773	316,905	22,159	339,064

Gold sold (ounces)	152,239	50,950	45,700	—	248,889	17,727	266,616

All-in sustaining cost per ounce ($/ gold ounce sold)	1,261	1,124	1,178	—	1,273	1,250	1,272

(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2023 (dollars in thousands):

	For the three months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	83,166	5,896	13,290	102,352	3,388	105,740
Road construction	(216)	—	—	(216)	—	(216)
Fekola underground	(10,496)	—	—	(10,496)	—	(10,496)
Other	—	(279)	—	(279)	—	(279)

Sustaining capital expenditures	72,454	5,617	13,290	91,361	3,388	94,749

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2023 (dollars in thousands):

	For the three months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	—	774	963	1,737	19	1,756
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	—	774	963	1,737	19	1,756

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended September 30, 2022 (dollars in thousands):

	For the three months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	93,808	55,023	36,873	—	185,704	13,443	199,147
Royalties and production taxes	18,286	6,164	2,194	—	26,644	929	27,573
Corporate administration	1,851	590	1,215	6,728	10,384	787	11,171
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	4,278	4,278	—	4,278
Community relations	364	54	455	—	873	—	873
Reclamation liability accretion	259	244	190	—	693	—	693
Realized gains on derivative contracts	(3,021)	(3,456)	(1,506)	—	(7,983)	—	(7,983)
Sustaining lease expenditures	138	298	732	564	1,732	—	1,732
Sustaining capital expenditures(2)	18,721	9,882	10,847	—	39,450	2,399	41,849
Sustaining mine exploration(2)	1,827	696	443	—	2,966	—	2,966

Total all-in sustaining costs	132,233	69,495	51,443	11,570	264,741	17,558	282,299

Gold sold (ounces)	135,150	62,600	31,650	—	229,400	12,158	241,558

All-in sustaining cost per ounce ($/ gold ounce sold)	978	1,110	1,625	—	1,154	1,444	1,169

(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2022 (dollars in thousands):

	For the three months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	20,353	10,158	20,292	50,803	2,399	53,202
Cardinal mobile equipment	(903)	—	—	(903)	—	(903)
Tailings facility life-of-mine study	(399)	—	—	(399)	—	(399)
Fekola underground study	(270)	—	—	(270)	—	(270)
Other	(60)	(34)	—	(94)	—	(94)
Land acquisitions	—	(242)	—	(242)	—	(242)
Underground development	—	—	(8,387)	(8,387)	—	(8,387)
National power grid connection	—	—	(1,058)	(1,058)	—	(1,058)

Sustaining capital expenditures	18,721	9,882	10,847	39,450	2,399	41,849

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2022 (dollars in thousands):

	For the three months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	3,392	696	896	4,984	—	4,984
Regional exploration	(1,565)	—	(453)	(2,018)	—	(2,018)

Sustaining mine exploration	1,827	696	443	2,966	—	2,966

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the nine months ended September 30, 2023 (dollars in thousands):

	For the nine months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	250,294	117,219	84,278	—	451,791	50,371	502,162
Royalties and production taxes	74,685	17,254	10,722	—	102,661	3,635	106,296
Corporate administration	7,441	1,762	4,149	27,818	41,170	1,981	43,151
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	9	—	—	12,482	12,491	—	12,491
Community relations	2,686	123	1,074	—	3,883	—	3,883
Reclamation liability accretion	1,119	859	857	—	2,835	—	2,835
Realized gains on derivative contracts	(2,776)	(2,786)	(929)	—	(6,491)	—	(6,491)
Sustaining lease expenditures	1,117	912	1,194	1,401	4,624	—	4,624
Sustaining capital expenditures(2)	181,262	20,145	46,266	—	247,673	7,327	255,000
Sustaining mine exploration(2)	1,706	2,741	2,453	—	6,900	19	6,919

Total all-in sustaining costs	517,543	158,229	150,064	41,701	867,537	63,333	930,870

Gold sold (ounces)	460,139	137,300	139,700	—	737,139	50,666	787,805

All-in sustaining cost per ounce ($/ gold ounce sold)	1,125	1,152	1,074	—	1,177	1,250	1,182

(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2023 (dollars in thousands):

	For the nine months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	211,112	20,947	46,266	278,325	7,327	285,652
Road construction	(5,283)	—	—	(5,283)	—	(5,283)
Fekola underground	(24,567)	—	—	(24,567)	—	(24,567)
Other	—	(802)	—	(802)	—	(802)

Sustaining capital expenditures	181,262	20,145	46,266	247,673	7,327	255,000

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2023 (dollars in thousands):

	For the nine months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	1,706	2,741	2,453	6,900	19	6,919
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	1,706	2,741	2,453	6,900	19	6,919

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the nine months ended September 30, 2022 (dollars in thousands):

	For the nine months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	241,476	130,477	95,014	—	466,967	41,732	508,699
Royalties and production taxes	51,233	17,130	7,872	—	76,235	3,026	79,261
Corporate administration	6,138	1,818	4,090	21,715	33,761	2,333	36,094
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	11,157	11,157	—	11,157
Community relations	747	191	1,007	—	1,945	—	1,945
Reclamation liability accretion	642	654	472	—	1,768	—	1,768
Realized gains on derivative contracts	(9,908)	(10,856)	(4,804)	—	(25,568)	—	(25,568)
Sustaining lease expenditures	523	935	2,178	1,763	5,399	—	5,399
Sustaining capital expenditures(2)	54,689	28,887	27,092	—	110,668	2,399	113,067
Sustaining mine exploration(2)	5,820	3,111	1,600	—	10,531	—	10,531

Total all-in sustaining costs	351,360	172,347	134,521	34,635	692,863	49,490	742,353

Gold sold (ounces)	361,800	160,150	107,850	—	629,800	39,976	669,776

All-in sustaining cost per ounce ($/ gold ounce sold)	971	1,076	1,247	—	1,100	1,238	1,108

(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2022 (dollars in thousands):

	For the nine months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	68,779	29,908	59,575	158,262	2,399	160,661
Cardinal mobile equipment	(8,902)	—	—	(8,902)	—	(8,902)
Tailings facility life-of-mine study	(4,329)	—	—	(4,329)	—	(4,329)
Fekola underground study	(638)	—	—	(638)	—	(638)
Other	(221)	(34)	(362)	(617)	—	(617)
Land acquisitions	—	(987)	—	(987)	—	(987)
Underground development	—	—	(27,317)	(27,317)	—	(27,317)
National power grid connection	—	—	(4,804)	(4,804)	—	(4,804)

Sustaining capital expenditures	54,689	28,887	27,092	110,668	2,399	113,067

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2022 (dollars in thousands):

	For the nine months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	13,848	3,111	2,275	19,234	—	19,234
Regional exploration	(8,028)	—	(675)	(8,703)	—	(8,703)

Sustaining mine exploration	5,820	3,111	1,600	10,531	—	10,531

Adjusted net income and adjusted earnings per share - basic

Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.

Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net (loss) income attributable to shareholders of the Company for the period:	(43,070)	(23,410)	123,321	95,117

Adjustments for non-recurring and significant recurring non-cash items:
Impairment (reversal) of impairment of long-lived assets	111,597	—	116,482	(909)
Write-down of mineral property interests	565	3,846	16,984	6,873
Loss on sale of mineral property	—	2,804	—	2,804
Unrealized (gains) losses on derivative instruments	(3,146)	16,734	399	7,271
Office lease termination costs	—	—	1,946	—
Loan receivable provision	—	—	2,085	—
Change in fair value of gold stream	(7,600)	—	(6,500)	—
Dilution gain on investment in Calibre	—	—	—	(5,458)
Non-cash interest income on deferred consideration receivable	—	(716)	—	(2,806)
Deferred income tax expense	6,494	32,738	1,789	39,448

Adjusted net income attributable to shareholders of the Company for the period	64,840	31,996	256,506	142,340

Basic weighted average number of common shares outstanding (in thousands)	1,297,175	1,064,301	1,208,942	1,060,826

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.05	0.03	0.21	0.13